

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2015

Via E-mail
James A. Fleming
Chief Financial Officer
Columbia Property Trust, Inc.
One Glenlake Parkway, Suite 1200
Atlanta, GA 30328

   Re: Columbia Property Trust, Inc.
      Form 10-K for the fiscal year ended December 31, 2014
      Filed February 12, 2015
      File No. 1-36113

Dear Mr. Fleming:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Jaime G. John

           Jaime G. John
           Branch Chief
           Office of Real Estate and
           Commodities